Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Churchill Capital Corp IV (the “Company”) on Form S-1 of our report dated May 27, 2020, except for the second paragraph of Note 8 as to which the date is June 1, 2020 and the third paragraph of Note 8 as to which the date is July 14, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Churchill Capital Corp IV (formerly known as Annetta Acquisition Corp) as of May 22, 2020 and for the period from April 30, 2020 (inception) through May 22, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum LLP

New York, NY

July 14, 2020